EXHIBIT 12
UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three months ended March 31,
	2009	2008

Loss before discontinued operations	$(13,255)	$(14,401)

Add (from continuing operations):
Interest on indebtedness (a)	37,805	42,176
Portion of rents representative of the interest factor	675	425

Earnings	$25,225	$28,200

Fixed charges and preferred stock dividend (from continuing operations):
Interest on indebtedness (a)	$37,805	$42,176
Capitalized interest	3,902	3,285
Portion of rents representative of the interest factor	675	425

Fixed charges	42,382	45,886

Add:
Preferred stock dividend	2,800	3,209

Combined fixed charges and preferred stock dividend	$45,182	$49,095

Ratio of earnings to fixed charges	—	—

Ratio of earnings to combined fixed charges and preferred stock dividend	—	—
For the three months ended March 31, 2009, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $17.2 million and $20.0 million, respectively.
For the three months ended March 31, 2008, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $17.7 million and $20.9 million, respectively.

(a)	Interest on indebtedness for the three months ended March 31, 2009 and March 31, 2008 is presented gross of the gain on debt extinguishment of $7.1 million and $4.7 million, respectively.